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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               NS&L BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    62937R108
                                    ---------
                                 (CUSIP Number)

                                 Jon C. Genisio
                             c/o NS&L Bancorp, Inc.
           111 East Main Street, Neosho, Missouri 64850 (417) 451-0429
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 19, 2000
      -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.


                                                                SEC 300 (07-98)


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                                             SCHEDULE 13D

CUSIP No. 62937R108                               Page   2   of   6    Pages
          ---------                                    -----    -----

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Jon C. Genisio

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /_/
                                                                         (b) /_/

--------------------------------------------------------------------------------
   3   SEC USE ONLY
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   4   SOURCE OF FUNDS*

                    PF;OO
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    /_/
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
      NUMBER OF           15,203 (not including 4,110 shares subject to options)
       SHARES    ---------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER
      OWNED BY            15,240
        EACH     ---------------------------------------------------------------
      REPORTING     9   SOLE DISPOSITIVE POWER
       PERSON             15,203 (not including 4,110 shares subject to options)
        WITH     ---------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                          15,240
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             34,553 Shares (including 4,110 shares subject to options)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             5.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             IN
--------------------------------------------------------------------------------


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Item 1.     Security and Issuer.
            -------------------

      This Schedule 13D relates to the shares of common stock, par value $0.01 per share, of NS&L Bancorp, Inc., ("NS&L Bancorp"), a corporation organized under the laws of the State of Missouri. The principal executive offices of NS&L Bancorp are located at 111 East Main Street, Neosho, Missouri 64850.

Item 2.     Identity and Background.
            -----------------------

      This Schedule 13D is being filed by Jon C. Genisio, a director of NS&L Bancorp. Mr. Genisio's business address is Jon's Pharmacy, Inc., 219 S. Washington, Neosho, Missouri 64850. Mr. Genisio is a United States citizen. During the past five years Mr. Genisio has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

      13,559 shares were acquired by Mr. Genisio for a total of $114,250. All of the funds used to purchase these shares were personal funds of Mr. Genisio.

      5,040 shares were acquired by Mr. Genisio's spouse for a total of $42,075. All of the funds used to purchase these shares were personal funds of Mrs. Genisio.

      2,400 shares were acquired by Jon's Pharmacy, Inc. a corporation controlled by Mr. Genisio, for a total of $27,181. All of the funds used to purchase these shares were working capital of the corporation.

      7,800 shares were acquired by a trust for which Mr. Genisio serves as a trustee for a total of $70,250.

      1,644 shares were acquired by Mr. Genisio as a result of his being awarded such shares under the NS&L Bancorp, Inc. Management Recognition and Development Plan. These shares were acquired by Mr. Genisio without payment therefor.

      4,110 shares may or will be acquired by Mr. Genisio upon his exercise of stock options under NS&L Bancorp's 1995 Stock Option Plan, which options are exercisable within 60 days of April 19, 2000. The exercise price for each of these shares is $10.78.

Item 4.     Purpose of Transaction.
            -----------------------

      The shares covered by this statement are being held for investment purposes. Depending upon a continuing assessment and upon future developments, the reporting person may determine from time to time or at any time to purchase additional shares of NS&L Bancorp or sell or otherwise dispose of some of the shares. Other than in his capacity as a member of NS&L Bancorp's Board of Directors, Mr. Genisio has no plans which relate to or would result in:

      (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving NS&L Bancorp or any of its subsidiaries;

      (b) a sale or transfer of a material amount of assets of NS&L Bancorp or any of its subsidiaries;

      (c) any change in the present Board of Directors or management of NS&L Bancorp, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (d) any material change in the present capitalization or dividend policy of NS&L Bancorp;

      (e) any other material change in NS&L Bancorp's business or corporate structure;

      (f) changes in NS&L Bancorp's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of NS&L Bancorp by any person;

      (g) causing a class of securities of NS&L Bancorp to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (h) a class of equity securities of NS&L Bancorp becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (i)   any action similar to any of these enumerated above.


                                      4

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Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      (a) 34,553 shares are beneficially owned by the reporting person as of the date of this statement, including 4,110 shares that Mr. Genisio has the right to acquire pursuant to exercisable options, representing 5.0% of the total shares issued and outstanding of NS&L Bancorp's common stock. The aggregate amount reported as beneficially owned in Row 11 does not include shares held in trust by the Neosho Savings and Loan Association, F.A. Employee Stock Ownership Plan of which Mr. Genisio is a trustee. Mr. Genisio disclaims beneficial ownership of the shares held in trust by such plan.

      (b) The reporting person has sole voting and dispositive power over 15,203 shares, not including 4,110 shares that Mr. Genisio has the right to acquire pursuant to exercisable options.

            The reporting person has shared voting and dispositive power over 15,240 shares. This amount includes 5,040 shares owned by Mr. Genisio's spouse, 2,400 shares owned by Jon's Pharmacy, Inc. and 7,800 shares owned by a trust for which Mr. Genisio serves as a trustee.

      (c) The reporting person has not acquired any shares of NS&L Bancorp common stock within the past 60 days.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect
        ----------------------------------------------------------------------
        to Securities of the Issuer.
        ---------------------------

        There are not contracts, arrangements, understandings or relationships between Mr. Genisio and any person with respect to any securities of NS&L Bancorp.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        None.


                                        5

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                                    SIGNATURE
                                    ---------


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                       By:    /s/ Jon C. Genisio
                                           ----------------------------------
                                              Jon C. Genisio


Date: May 31, 2000



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